HEALTH ANTI-AGING LIFESTYLE OPTIONS, INC.
4233 E. Magnolia Avenue
Phoenix, AZ
Tel: (602) 561-9177

August 12, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-4631

Attention:  Jeffrey Gordon

Re:          Health Anti-Aging Lifestyle Options, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
File No. 0-50068

Dear Mr. Gordon:

With reference to your facsimile of July 31, 2009, we have provided our response to the comments raised below as follows:
_________________________________________________________________________________

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

Item 9A — Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1.
We have reviewed your response to prior comment 1 from our letter dated July 13, 2009. You concluded that your disclosure controls and procedures were effective for the year ended December 31, 2008 due to the fact that the material weaknesses you identified did not result in any material misstatements due to error or fraud. As defined in Rule 13a-I5(e), disclosure controls and procedures are those designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within specified time periods and are designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. As such, it is still not clear how you arrived at the conclusion that your disclosure controls and procedures are effective based on the definition in Rule 13a-15(e). In this regard, we note that (1) external consultants prepare your financial reporting package and your sole officer may not be able to identify errors and irregularities in the financial reporting package before its release, (2) you do not have standard procedures in place to ensure that the financial statements agree to the underlying source documents and accounting records that all of its transactions are completely reflected in the financial statements, and (3) there are no controls in place to ensure that expenses are recorded when incurred, as opposed to when invoices are presented by suppliers. Please revise your disclosure regarding the effectiveness of your disclosure controls and procedures to provide a discussion of the factors you considered and highlight any other factors that support your conclusion. Otherwise, please further revise your disclosures to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year along with an explanation as to why you concluded your disclosure controls and procedures are ineffective, if you determine as such, in an amended Form 10-K.

Although there is a substantial overlap between disclosure controls and internal controls, it is our opinion that there are some elements of disclosure controls and procedures that are not included in the design and definition of internal controls and likewise some elements of internal controls that are not included in the design and definition of disclosure controls and procedures.

Management is confident; given the size and complexity of the Issuer’s operations that the information required to be disclosed by the Issuer in the reports it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Issuer in the reports filed under the Exchange Act is accumulated and communicated to management, including the Issuer’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management concluded that the Issuer’s disclosure controls and procedures were effective for the fiscal period ended December 31, 2008 because all transactions were initiated, reviewed, authorized and processed by Management before direction was given to the Issuer’s external consultants; thereby ensuring that all transactions were properly reflected in the Issuer’s reports filed under the Exchange Act.  Although material weaknesses were identified, they did not result in any material misstatements in the Issuer’s reports that were filed under the Exchange Act because the Issuer has compensating controls in place to counteract those weaknesses.

For example, the amendment to Form 10-K for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on July 22, 2009 concluded that the Issuer’s disclosure controls and procedures were effective however, the following material deficiencies exist:

(i)
The Company’s management is relying on external consultants for purposes of preparing its financial reporting package; the sole officer may not be able to identify errors and irregularities in the financial reporting package before its release as a continuous disclosure document.

(ii)	As the Company is governed by one officer who is also the only director, there is an inherent lack of segregation of duties and lack of independent governing board.

(iii)
The Company does not have standard procedures in place to ensure that the financial statements agree to the underlying source documents and accounting records, that all of its transactions are completely reflected in the financial statements.

(iv)
There are no controls in place to ensure that expenses are recorded when incurred, as opposed to when invoices are presented by suppliers, increasing the risk of incomplete expenses and accrued liabilities.

The Issuer has the following controls in place to counteract the weaknesses identified above:

(i)
Management maintains a clear line of communication with the Company’s external consultants to ensure that they are aware of their responsibilities and the importance of complying with the Company’s policies and procedures.  Management has designed the Issuer’s controls and procedures to ensure that all transactions are initiated, reviewed, authorized and processed by management before they are recorded, classified and paid. Management reviews and approves any adjusting journal entries associated with the preparation of the financial statements and reviews the quarterly and annual reports to be filed under the Exchange Act before anything is released to the public.

(ii)
Although there is a lack of segregation of duties within the Company and lack of an independent governing board, the Company does hire professional consultants on an as-needed basis to assist with the reporting process.  The Company relies on feedback from the external consultants to affirm the reliability of their reporting process.

As well, the Company’s external accountants exercise the following controls when preparing the financial statements:

-           all transactions are reviewed and approved by management before they are recorded, classified and paid;

-   the individual responsible for signing corporate checks is different than the person responsible for preparing the checks and reconciling bank accounts;

-   the person mailing the checks is different than the person who signs the checks;

-   transactions are compared with predetermined expectations, and exceptions are reviewed by management before approval; and

-   before any changes to existing records/data can be made, documentary approval of input is granted by management.

(iii)
While there are no clearly defined standard procedures in place to ensure that the financial statements agree to the underlying source documents and accounting records, that all of its transactions are completely reflected in the financial statements, it is through a clear line of communication with the company’s accountants and the fact that all transactions are initiated, reviewed and approved by management before they are recorded, classified and paid that the Company aims to counteract this weakness.

(iv)
Although, there are no controls in place to ensure that expenses are recorded when incurred, as opposed to when invoices are presented by suppliers, increasing the risk of incomplete expenses and accrued liabilities, all invoices are reviewed by both the Company’s external accountants and Management and approved by Management before invoices are recorded, classified and paid.

We trust that we have addressed all of the comments as raised and look forward to your response.

Yours truly,

HEALTH ANTI-AGING LIFESTYLE OPTIONS, INC.

DAVID ALLEY
David Alley
Principal Executive Officer